Sinclair Provides Update on Merger Proposal Discussions with The E.W. Scripps Company

BALTIMORE, January 16, 2025 – Sinclair, Inc. (Nasdaq: SBGI) (the “Company” or “Sinclair”) today filed with the Securities and Exchange Commission (“SEC”) the full text of letters exchanged between the Company and The E.W. Scripps Company (Nasdaq: SSP) (“Scripps”). Sinclair issued the following statement:

“Over the last few weeks, Sinclair has continued to reinforce to Scripps its willingness to engage on a proposed Sinclair-Scripps combination. Scripps has refused the invitations to speak with its single largest shareholder and instead has stated its preference to execute its standalone plan. Our last proposal to Scripps represents a premium of more than 240% over Scripps’ unadjusted share price, while the cash portion alone represents a 32.7% premium over the unadjusted share price. We believe this proposal is attractive to Scripps’ shareholders and, at a minimum, is worthy of engagement. As we evaluate our options, the previously announced strategic review of Sinclair’s Broadcast business and work related to the separation of Ventures will continue. Our Board and management team are committed to unlocking the full potential of both businesses and driving continued value creation for all Sinclair shareholders.”

The full text of the letters between Sinclair and Scripps has been filed in an amended Schedule 13D with the SEC.

About Sinclair:

Sinclair, Inc. is a diversified media company and a leading provider of local news and sports. The Company owns, operates and/or provides services to 179 television stations in 81 markets affiliated with all major broadcast networks; and owns Tennis Channel, the premium destination for tennis enthusiasts, and multicast networks CHARGE, Comet, ROAR and The Nest. Sinclair’s AMP Media produces a growing portfolio of digital content and original podcasts. Additional information about Sinclair can be found at www.sbgi.net.

Investor Contact:
Christopher C. King, VP, Investor Relations
(410) 568-1500

Media Contact:
Jessica Bellucci
jbellucci-c@sbgtv.com

Category: Financial